

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 28, 2009

Mr. R. Thomas Kidd,
Chief Executive Officer and Principal Financial Officer
DoMark International, Inc.
1809 East Broadway #125
Oviedo, FL 32765

> **RE: DoMark International, Inc.**
> **Form 10-K for the year ended May 31, 2008**
> **Filed September 15, 2008**
> **File No. 333-136247**

Dear Mr. Kidd:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2008
Reports of Independent Registered Public Accounting Firm, page 18

1. We note in first paragraph that your current auditors-Kramer Weisman and Associates, LLP has made reference to the report of other auditors for the fiscal year ended May 31, 2007. Please include in the amended filing the report of the other accountants as required by Rule 2-05 of Regulation S-X.

Financial Statements:

Consolidated Balance sheets, page 19

Investment in unconsolidated subsidiary

2. We note the disclosure in Note 1 on page 23 that you account for your investment in Greens Worldwide Inc. as an unconsolidated subsidiary. Tell us how you evaluated the guidance in Rule 3-09 of Regulation S-X in determining whether you are required to include separate audited financial statements of Greens Worldwide Inc.

Consolidated Statements of cash flows, page 22

3. We note that you present "common stock subscribed, not issued"; "common stock issued for assets"; "bond issuance" and "warrants issued" as reconciling adjustments in the section for cash flows from operating activities. Tell us how you applied the guidance SFAS 95 in determining the presentation of these items in the statements of cash flows.

Notes to Consolidated Financial Statements

Note 1- Background

4. We note that the consolidated financial statements include the Company's 79% owned subsidiary- SportsQuest. Pleas tell us where the minority interest of 21% of the consolidated subsidiary is disclosed in the financial statements.

5. Disclose how you accounted for the issuance of 6.5 million shares of your common stock for 100,000 Series A Preferred Convertible Shares of SportsQuest as disclosed in the section on recent developments at page 14. Also provide the disclosures required by paragraphs 51 to 55 of SFAS 141, where applicable. As a result of the transaction the shareholder of SportsQuest received a controlling interest in the company. It appears that SportsQuest should be treated as the accounting acquirer. Tell us how you applied the guidance in SFAS 141 in determining the appropriate accounting treatment.

Note 5 Intangible Assets, page 30

6. Disclose the nature of the $10,000,000 of media content. Also disclose the transaction that resulted in the recognition of an intangible asset for media content.

Form 10-Q for the period ended February 28, 2009

7. We note that the balance sheet as of May 31, 2008 is not consistent with the financial statements presented in the Form 10-K for the year ended May 31, 2008. In addition we note that the revenue reported for the three months and the nine months ended February 28, 2008 is

significantly greater than revenue presented in the Form 10-K for the year ended May 31, 2008. Please tell us the reasons for these differences.

Note 1 Description of Business, page 9

8. For each of the acquisitions described in Note 1 and the recent acquisitions section at page 16, disclose how you accounted for the transaction and provide the disclosures in SFAS 141, where applicable.

Management's Discussion and Analysis of Results of Operations, page 18

9. Expand the discussion of your results of operations to describe the sources of revenue during the periods presented. Also tell us how you applied the guidance in SFAS 131 in identifying your operating segments and evaluating whether you are required to provide the disclosures presented in paragraph 33 of SFAS 131.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal R. Dharia, Staff Accountant, at (202) 551-3353 or, Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director